SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Han Lin Gao

c/o Fulgent Genetics, Inc.

4978 Santa Anita Avenue

Temple City, CA 91780

Telephone: 626-350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 359664109	Page 2 of 5 Pages

1.	Names of Reporting Persons. Han Lin Gao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO1
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 1,767,659
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,767,659
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,767,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	The shares of Common Stock of the Issuer (each as defined below) beneficially owned by Dr. Han Lin Gao were acquired upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering (the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO (the “Registration Statement”). See Item 3 of this Schedule 13D for additional information.

[2]	Calculated based on 17,676,256 shares of Common Stock outstanding as of October 7, 2016, as reported in the Issuer’s Registration Statement and following the exercise of the underwriters’ option to purchase additional shares of Common Stock in the Issuer’s IPO.

Page 3 of 5 Pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4978 Santa Anita Avenue, Temple City, California 91780.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Dr. Han Lin Gao (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Fulgent Genetics, Inc., 4978 Santa Anita Avenue, Temple City, California 91780.

(c) Dr. Gao serves as Chief Scientific Officer of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Gao is a citizen of the People’s Republic of China.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer beneficially owned by Dr. Gao were acquired upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D voting common units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. Dr. Gao acquired 1,767,659 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 13,434,211 Class D voting common units of Fulgent Therapeutics.

ITEM 4.	Purpose of Transaction.

The Reporting Person holds the shares of Common Stock reported in this Schedule 13D for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in his capacity as Chief Scientific Officer of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

ITEM 5.	Interest in Securities of the Issuer.

(a) Dr. Gao beneficially owns 1,767,659 shares of Common Stock of the Issuer, representing 10.0% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 17,676,256 shares of Common Stock outstanding as of October 7, 2016, as reported in the Issuer’s Registration Statement and following the exercise of the underwriters’ option to purchase additional shares of Common Stock in the Issuer’s IPO.

(b) Dr. Gao has sole power to vote or direct the vote and dispose or direct the disposition of all shares of Common Stock that he holds of record. As a result, Dr. Gao has the sole power to vote or direct the vote and dispose or direct the disposition of 1,767,659 shares of Common Stock of the Issuer as of and within sixty (60) days after September 30, 2016. Dr. Gao has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock.

(c) Except as otherwise set forth in this Schedule 13D, no transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Page 4 of 5 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s IPO, the Reporting Person entered into a lock-up agreement that, subject to limited exceptions, prohibits him from offering for sale, selling, contracting to sell, pledging or otherwise disposing of any shares of Common Stock, options or other rights to acquire shares of Common Stock or any security or instrument related to the Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Common Stock, for a period of 180 days following September 28, 2016, without the prior written consent of Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to the Form of Underwriting Agreement among the Issuer, Fulgent Therapeutics and the representatives of the several underwriters named therein, filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 2, 2016)

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2016

By:	/s/ Han Lin Gao
Name:	Han Lin Gao